EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

07024923

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. CN.396/2007

SUPPL

June 28, 2007

SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2007
WASH, D.C. 161 SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

PROCESSED
JUL 0 9 2007
THOMSON
FINANCIAL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
June 28, 07

KASIKORNBANK 泰华农民银行

Prasarn Trairatvorakul
President

Ref. CN.2059/2007

June 28, 2007

To : The President

The Stock Exchange of Thailand

Subject : Notification of Resolution of KASIKORNBANK PUBLIC COMPANY LIMITED's Board of Directors Meeting No.6/2550

The Board of Directors' Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED No. 6/2550 held on June 28, 2007 has resolved to appoint Dr. Pairash Thajchayapong as director of the Bank, per recommendation of the Human Resources and Remuneration Committee, in place of Dr. Tian Suning who resigned from directorship on February 23, 2006.

Please be informed accordingly.

Yours sincerely,

Executive Secretary & Shareholder Registration Unit
Corporate Communications & Administration Department
Tel. 0 2470 2679

END